

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

Mail Stop - 4561

May 28, 2009

Mr. Carl J. Chaney
President and Chief Executive Officer
Hancock Holding Company
One Hancock Plaza
Gulfport, Mississippi 39501

Re: Hancock Holding Company
     Form 10-K for December 31, 2008
     File Number 0-13089

Dear Mr. Chaney:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Managements Discussion and Analysis of Financial Condition and…, page 23

1. We note that your management discussion and analysis does not contain a discussion of your holdings of subprime loans nor any discussion of "Alt-A" type mortgages. If you do not hold or have not made or invested in these types of

loans, please so note in future filings. If your holdings are other than inconsequential, please disclose and discuss in future filings.

Financial Statements

Note 1- Summary of Significant Accounting Policies
Short-term investments, page 58

2. We note your disclosure regarding short-term investments. In future filings, please disclose how these investments are classified (available-for-sale, trading, etc.) and your related accounting policy. Additionally, disclose the applicable information required by paragraphs 19-22 of SFAS 115 and paragraph 17 of FSP SFAS 115-1/124-1 in a related footnote. Provide us with your proposed future disclosure.

Schedule 14A

Annual Cash Incentive, page 12

3. In future filings clarify what the term "Net Earnings" represents. We note that that term is not used in the financial statements. In future reports, where the performance goals are disclosed, also disclose the actual results. Finally, in future reports, explain in greater detail the interplay between the performance goals, which would seem to suggest an objective amount that could be mathematically calculated, with the more subjective comparison against regional and top-quartile peer group members to give the reader an understanding of how the specific amounts were determined

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

Mr. Carl J. Chaney
Hancock Holding Company
May 28, 2009
Page 3

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Sharon Blume at 202-551-3474. Please direct any other questions to me at 202 551-3418 or in my absence to Mark Webb at 202-551-3698.

Sincerely,

William Friar
Senior Financial Analyst

By FAX: 228 868-4627